Filed by Fidelity National Financial, Inc.

Pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Lender Processing Services, Inc.

Commission File No. 001-34005

The following is a transcript of a conference call held by Fidelity National Financial, Inc. on May 28, 2013, in connection with the Agreement and Plan of Merger, dated as of May 28, 2013, among Fidelity National Financial, Inc., Lion Merger Sub, Inc. and Lender Processing Services, Inc.

SPEAKERS

Dan Murphy
Bill Foley
George Scanlon
Tony Parker

PRESENTATION

Moderator
Welcome to the Fidelity National Financial FNF LPS Acquisition conference call.  At this time, all participants are in a listen-only mode.  Later, we will conduct a question and answer session, and instructions will be given at that time.  As a reminder, today’s conference is being recorded.

I would now like to turn the conference over to your host, Mr. Dan Murphy.

D. Murphy
Good morning, everyone and thank you for joining us for this call concerning our acquisition of LPS.  Joining me today are our Chairman, Bill Foley, George Scanlon, our CEO, and Tony Parker, CFO.  We will begin with a brief strategic overview of the transaction from Bill and then review some of the details of the transaction from George.  We’ll then open the call for your questions, and finish with some concluding remarks from Bill.

Please note that we do have some slides available on our Web site, right near the Webcast link that we may refer to at times during this conference call.  Also feel free to peruse those at your leisure after the conference call.

This conference call may contain forward-looking statements that involve a number of risks and uncertainties.  Statements that are not historical facts, including statements about our expectations, hopes, intentions or strategies regarding the future are forward-looking statements.  Forward-looking statements are based on management’s beliefs, as well as assumptions made by information currently available to management.

Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected.  We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.  The risks and uncertainties which forward-looking statements are subject to include, but are not limited to the risks and other factors detailed in our press release dated today and in the statement regarding forward-looking information, risk factors, and other sections of the company’s Form 10-K and other filings with the SEC.

This conference will be available for replay via Web cast at our Web site at FNF.com.  It will also be available through phone replay beginning at 1:00 p.m. eastern time today through next Tuesday, June 4th.  The replay number is, 1-800-475-6701 and the access code is 294623.  Let me now turn the call over to our Chairman, Bill Foley.

B. Foley
Thanks, Dan.  This morning, FNF and LPS jointly announced the signing of a definitive agreement under which FNF will acquire all the outstanding common stock of LPS for $33.25 per common share for a total equity value of approximately $2.9 billion.  Including projected cost synergies, the transaction is 11.3% accretive to pro forma 2012 net earnings.

LPS is the number one U.S. provider of integrated technology, data transaction services, and analytics to the mortgage and real estate industries.  Fifty-percent of all first mortgages in the United States are serviced using the company’s MSP loan servicing platform.  LPS had 2012 total revenue of nearly $2 billion, EBITDA of $533 million, and cash flow from operations of $434 million.

We’re excited to welcome LPS and its marketing-leading technology and services to the FNF family.  We have significant experience and familiarity with LPS from our previous ownership of these businesses.  The formation of LPS began with our acquisition of Alltel Information Services back in 2003.  Because of this history, we believe the acquisition of LPS is a strong strategic fit for our company.

This combination will create a larger, broader, more diversified and recurring revenue base for FNF and make us the nation’s leading title insurance, mortgage technology and mortgage services provider. It will also continue to deepen our relationships with the nation’s largest lenders as LPS’ top customers have on average used LPS services for over 20 years. The technology piece of the LPS business, which includes MSP, the mortgage servicing platform, desktop, the default workflow system, Empower, the loan origination platform, and data and analytic products provides highly recurring revenue and cash flow. We believe there are meaning synergies that can be generated through the similar businesses in centralized refinance and default related products, elimination of some corporate and public company costs, and shared corporate campus.

We have set a target of $100 million for cost synergies and are confident that we can meet or exceed that goal.  Additionally, the recent clarity on the recent LPS litigation matters played a significant role in our comfort in pursuing this acquisition.

In closing, we will combine our ServiceLink business with LPS in a new consolidated holding company and sell the 19% minority interest in the new consolidated holding company to funds affiliated with Thomas H. Lee Partners LP for approximately $381 million in cash.  FNF will retain an 81% ownership interest in the new consolidated holding company.

We expect the transaction to be meaningfully accretive to future earnings, particularly with $100 million or more in cost synergies that we look forward to creating significant value for our shareholders through this strategic transaction.  Let me now turn the call over to George Scanlon.

G. Scanlon
Thanks, Bill.  Under the terms of the definitive agreement, FNF will pay 50% of the consideration for the LPS shares of common stock in cash and 50% in shares of FNF common stock.  Purchase price represents a 19% and 25% premium respectively to the prior 30 day and 60 day average closing prices for LPS common stock through May 22, 2013, the last trading day before media reports regarding a potential transaction between FNF and LPS.

Under the definitive agreement, FNF shares of common stock have been valued at $25.489, representing a fixed exchange ratio of 0.65224 shares of FNF common stock for each share of LPS common stock.  Based on that $25.489 dollar price, we expect to issue approximately 57.4 million shares of FNF common stock to LPS common shareholders, representing approximately 20.151% of FNF’s pro form fully diluted outstanding shares.

There is a 5% collar surrounding the $25.489 price used to value the FNF shares.  If FNF’s average common stock price at closing is greater than $24.215, which is the bottom of the collar, the exchange ratio remains fixed at 0.65224 per share of FNF common stock and LPS stockholders will receive the benefit of any price depreciation on the FNF common stock portion of the purchase consideration. If FNF’s average common stock price at closing is between $20 and $24.215 per share, FNF will increase the number of shares of FNF common stock to be received by LPS stockholders such that LPS stockholders receive a minimum of $15.794 per share in value on the stock portion of the consideration, or $32.419 per share in total.

If FNF’s common stock price at closing is less than $20, the exchange ratio will be fixed at 0.7897 per share of FNF common stock in which event LPS will have a right to terminate the transaction.  Additionally, on or before three trading days prior to the anticipated date of effectiveness of FNF’s registration statement on Form-S4, FNF has the option to increase the cash portion of the consideration from $16.625 per share of LPS common stock up to $33.25 per share of LPS common stock with a corresponding decrease in the stock portion of the merger consideration as provided for under the terms of the merger agreement, in which cash the exchange ratio will be adjusted to reflect the new consideration mix.

However, if FNF elects to increase the cash portion of the consideration and FNF’s average common stock price at closing is greater than the upper collar price of $26.763, then the exchange ratio will be adjusted to reflect the increased value that would have been received at closing without any change in consideration mix.  The bottom line is that FNF retains the flexibility to use cash instead of stock, or a combination as we move towards closing the transaction.

The acquisition agreement includes go-shop period effective through July 7, 2013 during which LPS is permitted to actively solicit alternative acquisition proposals from third parties.  The acquisition agreement contains a break-up fee equal to approximately 1.25% of the total equity value of $2.9 billion payable to FNF if LPS terminates the acquisition agreement based on receiving a superior proposal during the go-shop period.  The acquisition agreement also contains a break-up fee equal to approximately 2.5% of the total equity value if LPS fails to hold a shareholder meeting or terminates the agreement after the expiration of the go-shop period because it received a superior proposal after the expiration of the go-shop period.

In addition, the acquisition agreement includes a break-up fee equal to approximately 2.5% of the total equity value if the acquisition agreement is terminate either as a result of the LPS shareholders voting against the transaction, or the date of March 31, 2014 being reached and the LPS shareholder meeting not having been held, or if LPS breaches its obligations, which results in the failure of a closing condition and within

12 months after termination, LPS enters into or consummates any alternative transaction. The transaction is subject to approval by LPS and FNS stockholders, approvals from applicable federal and state regulators, and satisfaction of other customary closing conditions. Closing of the transaction is currently expected to occur in the fourth quarter of 2013.

Our outstanding debt and debt-to-total capital ratio will increase with this acquisition.  We expect to raise approximately $1.4 billion in new debt to fund the majority of the cash portion of the total consideration.  The new debt will be a combination of credit facility debt, term back debt and some longer-term bonds.  We will also assume $600 million of LPS existing debt.

Overall, pro forma debt-to-total capital ratio will increase to approximately 33%.  We believe we will retain our current investment grade ratings, and the assumed LPS debt will receive our investment grade ratings with an FNF guarantee.  LPS produces significant recurring revenue and unregulated cash flow and our plan is to pay down our debt quickly and move our debt-to-total capital ratio back below 25%.

Additionally, we expect to continue to pay our $0.64 annual dividend on the larger share count. Let me now turn the call back to our operator to allow for any questions.

Moderator	The first question today comes from the line if Mark Devries from Barclays.

M. Devries
The first question is around the expense synergies.  I think you indicate that you feel quite comfortable with $100 million.  Can you give us any sense of what kind of upside you think you might be able to realize relative to that goal?

B. Foley
Sure.  We’ve have nine or ten different significant transactions over the last ten years or so.  We’ve always set a synergy target as target.  We’ve always exceeded that synergy target and the overall ratio of exceeding the target has been about 135%.  So in other words, if we set a target of $100 million, then we’ve normally received at least $135 million in synergies.  Sometimes it’s been more; very seldom has it been less.  We’ve never achieved less than our stated synergy target.

We believe that due to our knowledge of LPS and our former ownership of that company and particularly the combination of ServiceLink into LPS’ origination default platform, LSI, that we’ll really be able to garner some significant synergies.  I think we need to leave it there for the time being just to give us a chance to get it and really take a good look at the company, to more formalize and finalize our synergy target.

M. Devries
Then, I think the comments from both you and LPS management in the press release allude to this.  Clearly, the combination of the two companies creates a more comprehensive set of solutions for your customer base.  What are your thoughts on the ability to kind of deepen some of the relationships there and ultimately generate some revenue synergies as well from this transaction?

B. Foley
Well, we believe we’ll be able to do that, particularly with regard to the national title business that LPS originally purchased from FNF at the time the company was created some years ago.  That will be a revenue synergy on the FNF side.

Then, in terms of the relationship with the various lenders, having these broad and deep relationships is going to enhance our ability to offer greater solutions, more complete solutions to significant lenders, mortgage lenders across the country.  We will be the only significant mortgage servicing platform in the country.  We have some ideas about modernizing that platform, and we’re bringing in consultants to help us with that.  We really believe that we’ll be able to expand LPS’ revenue base and with the synergies, have a fairly significant earnings enhancement at the end of the day.

M. Devries	Then just lastly, could you talk a little bit more about how you kind of assessed and thought about any kind of residual litigation risk at LPS?

B. Foley
We’ve had a couple of go rounds with LPS in terms of looking at their business and talking to them about a possible combination.  As we moved through this due diligence process with LPT, we became comfortable that the litigation risks are, generally speaking, behind them and we can quantify the amount and the depth of that litigation risk at this time.  So, they’ve really settled most of the significant pieces of litigation, or have them in a position to be settled in the near-term.

So, we were very concerned about litigation over the last couple of years.  We became much less concerned about it during this due diligence process and we really feel like they’ve got their litigation risk basically behind them now with a few exceptions.

M. Devries
Assuming this deal closes consistent with your expectations for timing, would you see the potential for any settlements beyond that time frame, or you think most of their outstanding issues will have been settled by them if they’ve not already?

B. Foley	There may be a few carry overs, a very carry over situations. They’ve reserved up a significant amount of money. We’ve looked at each piece of litigation that remains and we feel that their reserves are adequate to cover any future litigation risk. They’re in the process of selling a few more outstanding items almost as we speak, and there may be one or two that carry over, but they’ll be manageable.

Moderator	We do have a question from the line of Glenn Greene with Oppenheimer.

G. Greene
I guess the first question is how you sort of arrived at sort of the deal valuation, what were the parameters you thought about, maybe some of the comps.  It sounds like the LPS management team is not on, but from a LPS shareholder perspective, I guess the question is why sell now and just sort of thinking about me—I’m a customer realizing the fruits of some of their investments, getting behind the litigation as you alluded to.  You could argue we’re getting close to the trough on the default side.  So, I guess it’s a question more for the LPS management team, but maybe you could sort of shed some light.

B. Foley
Well, there was a long and thorough evaluation and negotiation.  We’ve been involved in negotiations with LPS’ management and their board of directors for more than 90 days.  It has been grueling and it was a give and take with regard to value.  We believe that the LPS board and their management felt that the receiving shares and FNF would give their shareholders an upside participation in the joint company as LPS will own about 20% of FNF’s outstanding shares.

So, LPS has the cash portion of the purchase price and also is in a position to share in upside.  We specifically negotiated the transaction in a fashion that once the 5% collar is exceeded on the upside, all of the benefit goes to the LPS shareholders.  So, if our stock were to react well to this particular proposal and it moved upward, say to $30, LPS would receive its proportional interest in common shares of FNF above the upward limit of the collar.  So, it has the potential to be a win-win for LPS shareholders and also for FNF shareholders.

In terms of the balance sheet question, I really think that’s something to talk to LPS’ management and their board about.  I’m sure at some point they’ll probably have a call and you can address those questions with them.

G. Greene	Then just quickly; is the management team of LPS going to be staying on, or how are you planning on sort of organizing it from a management structure?

B. Foley
It’ll be operated as a consolidated subsidiary of FNF.  LPS has a lot of terrific people involved in their management structure.  They’re part of synergies means that there are going to be some changes to management on both FNF side and also on the LPS side. So, we’re not quite ready to identify people in a spot yet, but we are anticipating at least $100 million of synergies. We intend to exceed that number.

G. Greene	Just one clarification for George. I think you alluded to assuming $600 million of LPS debt. I was under the impression they had over a billion dollars.

G. Scanlon	Yes, Glenn, there’s $468 million or so that we’re going to pay off at closing. So, the $600 million will be assumed by FNF with a guarantee.

Moderator	We do have a question from Grant Jordan with Wells Fargo.

G. Jordan	Most of mine have been answered, but I did want to ask on the LPS bond ratings, have you had conversations with the rating agencies to get confirmation on the investment grade?

B. Foley	Yes, George will handle that one.

G. Scanlon	Yes. We did meet with the rating agencies, and we actually expect them to issue press releases in reaction to the announcement this morning.

Moderator	We do have a question from Brett Huff with Stephens Inc.

B. Huff
One thing on the math I wanted to make sure I understood, you all are paying $2.9 billion in equity value, but then turn around and it looks like selling a chunk of the new combined co at an implied value of about $1.9 billion assuming 20% is $381 million worth of value.  Can you just walk me through the difference between those?  I understand there’s going to be more debt on the entity, but I just want to make sure I understand that math.

B. Foley	Have you got that one, George?

G. Scanlon
Yes, I’ve got that one, Bill.  Brett, there’s a couple of ways to get there, but if you think about roughly $2.9 billion as the price of the equity and you add in the debt repaid I just mentioned at $468 million, and there’s about $127 million of estimated transaction fees and expenses and then you deduct from that amount the debt raised by FNF, which will be mirror noted back to the Newco, which is $1.4 billion, and then we’ve got excess cash which should be deducted from LPS of $117 million, you net to just north of $2 billion.   If you take 19% of that, you get to the $381 million that is being contributed by T.H. Lee.

B. Huff	Which of the debt will be recourse and which of it will be non-recourse or how does that work?

G. Greene
Well, we’re assuming $600 million of debt that LPS currently has issued and outstanding.  We will put an FNF guarantee on that.  That debt will then receive an investment grade rating.  We are then separately going out and raising $1.4 billion at FNF and as I mentioned a moment ago, we’ll have mirror notes back to the Newco entity which will provide for the payment of interest back up to FNF.

B. Huff
Can you guys talk also, and this was mentioned in the rev synergies potential, but I think there’s about 3% of FNF share that went from LPS being a big agent of yours to LPS having an in-house title shop.  How does that unwind or some back to you or whatever?  I mean will it come back as a direct business now and stay in that New York sub, or how does that work in terms of both revenue and profit, and is it material?

B. Foley
Well, that actually is going to come back to FNF.  Part of the plan is to have one of our title insurance subsidiaries acquire National New York and at that point, there will be an agency agreement between that particular underwriter and Newco, the successor entity that’s going to own ServiceLink, as well as the LSI subsidiary.  That underwriting agreement will provide for about a 13% revenue split.  So, the title insurance subsidiary will receive 13% of the new premium, 87% will be retained by Newco.

And so, FNF will get some revenue enhancement, but it will be consolidated and it will be eliminated relative to the way you look at it from the outside world.  But, that revenue now will become FNF consolidated revenue and that market share will move back to FNF.

B. Huff
Then last question on the math, I think that LPS had about 85 million basic shares, and I think there may be seven million of options outstanding, various forms.  In terms of the share count and getting to the math you guys use, is it just 85 plus 7, or is there something else going on there that we need to pay attention to in terms of thinking about this deal?

B. Foley	George, what do you think?

G. Scanlon	Yes, I think the number is closer to $87 million on a weighted average basis, Brett. That, I think, is the right number to use.

Moderator	We do have a question from the line of Drew Figdor with Tiedemann.

D. Figdor
Yes.  So, I’m trying to understand the structure between $26.75 and lower numbers.  If the deal value at .65224 at $26.75 would be $34.07 and there’s confusion, at least in my mind, as to whether you could just switch to cash at that level and instead of paying $34.07, pay $33.25 in cash. That’s my first question. George?

G. Scanlon
Yes, Bill.  If we do have, as I indicated in my remarks, the flexibility prior to the ... indicate, if we wanted to change the amount of cash and stock, we do have that flexibility.  Once it goes above that upper collar limit, then we have to give LPS shareholders credit if we decide to substitute cash for stock for that higher price.

D. Figdor	So, if on the day before the proxy goes into effect of this stock is $26.70, instead of paying out of value to LPS shareholders of $34 a share, you could just pay $33.25.

G. Scanlon	Well, the ultimate price will be dependent on the price prior to closing. That will ultimately determine the final price of the deal.

D. Figdor	Right, but the value on that day would change and be lower by $0.70-plus just because you switched it from cash and stock to cash at your option.

B. Foley
Yes.  I think you’ve got it right.  So, if you’ve taken the 5% upside collar, if you’re within the 5% upside collar range, we can switch to cash within the collar and pay the lower number, $33.25.  However, if it goes above the 5% collar, then if we were to switch to cash, we’ve got to give LPS shareholders the benefit of the upside above the collar.  I believe I’m saying it right.  Am I, George?

G. Scanlon	I think that’s correct, Bill.

D. Figdor
Then, my second question is if you’re selling 20% of the enterprise to Thomas Lee I assume because you need cash and yet, you’re talking about buying in the remainder for your flexibility to buy it in for cash, how do you sort of afford it from the balance sheet perspective given if you didn’t need the cash you wouldn’t doing the Thomas H. Lee business?

B. Foley
Well, the Thomas H. Less piece of the transaction really gives us the flexibility with our cash on hand and the revolver we have in place to switch from stock to cash.  The Thomas H. Lee piece, selling out that particular 20% interest also allowed us to go to the rating agencies and have additional cash in the transaction to go 50/50 cash and stock, and demonstrate to the rating agencies that there was a cash surplus remaining on FNF’s balance sheet.

So, at the present time, FNF has about $300 million of free cash at the holding company level and further has an $800 million undrawn revolver.  So, the T.H. Lee participation in this transaction is more from a comfort factor for FNF and its shareholders.  So, we could have done it ourselves, but we would have stretched a bit. So, we just felt like it was prudent to bring in a partner to help us get this transaction more cash heavy, but also retain cash resources. George, do you want to add anything to that?

G. Scanlon
Yes.  What I was going to say, Bill, was if you focus at the downside, below the lower collar, in round numbers, it’s about a $250 million additional value requirement we’d have to come up with.  We have the flexibility to cover that with our current liquidity.  So, it would not default automatically to a share issuance.

So, we did, as Bill said, want to maintain flexibility to close the transaction on our terms and not be forced to go down the stock issuance path.  The way the structure with THL as a partner and our cash at corporate, we have the flexibility to do that.

Moderator	We do have a question from the line of Jazzmin Lamas with Schecter Capital.

J. Lamas
I had a similar question to the previous caller about what happens between the top of the collar and if you do choose to increase the cash component.  So, just if you could go through the example of if the FNF closing price is $26, what would the ratio be and what would cash component be?

B. Foley	George, do you want to do that one?

G. Scanlon
Yes, and for those who may not have seen this slide, if you look at slide seven, we tried to lay out an illustration of different scenarios.  So, you can see that at $26, that price is above the reference price, but below the upper collar.  Therefore, the value comes in at $33.583, reflecting the increased value of the FNF shares from the reference price of $25.49.  So, we do have the flexibility to change that mix of shares and substitute shares with cash and effectively lock in that $33.25 price if we elected to do that.

J. Lamas	Yes, okay. So, that’s clear. You could pay the $33.25 until your stock price goes above $26.76. Is there a reason for that gap sort of built in?

G. Scanlon
I think the idea here is to protect both sides and ultimately afford LPS shareholders the ability to participate in the upside of FNF stock.  The collar just really provides a protection for both to get approximate value at the $33.25 and fix the number of shares that would be issued by FNF.

Moderator	We do have a question from the line of Scott Frost, Bank of America Merrill Lynch.

S. Frost
You mentioned the $300 million of free cash in the holding company.  Considering your debt raises that are contemplated and the pay down, how should we think about the holding company liquidity management going forward?

B. Foley
Well, what we’ll be doing is focusing on LPS at this time and probably be deferring other potential acquisitions that would use holding company cash during the pendency of this transaction.  We’re going through a cycle right now at FNF, which is spring, summer, and early fall in which we usually have a significant positive cash flow and a cash build up.  And so, we’ve run some numbers and we believe we’ll be 30% or 40% higher in terms of cash on hand by the September/October time frame.  What we want to do is we want to have that cash available in the event our stock price weakens, there’s a semi black swan event and we need to contribute additional cash as oppose to shares should our stock price fall in terms of concluding this transaction, or consummating this transaction.

So, we’re going to be very focused on LPS for the next time period and we’re going to be in a cash preservation mode pending the closing of this transaction. Does that answer the question?

S. Frost	Yes, thank you.

Moderator	We do have a question from the line of Thomas Egan with JP Morgan.

T. Egan
Just one quick one; will the transaction that you’ve contemplated allow you to do an equity claw of the Lender Processing bonds?  If it would qualify you to do that, is that something you would consider doing, or are you just going to leave them in place?

B. Foley
Well, to break the bonds, the bonds have some fairly onerous provisions at the LPS level.  And that's why we're providing the bonds with a guarantee, investment grade guarantee from FNF.  But the bondholders are going to have the option to put the bonds back to FNF, in which case we would buy those bonds at 1.01%.

The bonds are currently trading for about 1.12%— or 1.08%, I think, and with an investment grade enhancement, should trade higher if they trade as our bonds do.  But, we're going to be in a position to satisfy those bonds if they are put back to LPS, and we'll do that either out of our revolver or through an enhanced credit facility up at the FNF level.

T. Egan
Sorry, I wasn't all that clear.  I believe there's an equity claw provision of about 35% of the bonds at 105.75% with a bona fide equity offering.  And I was just wondering if this transaction qualifies as an equity offering that would allow you to take those bonds out at 105.75%?

B. Foley	George, I'm just not familiar with that provision. Maybe you are.

G. Scanlon
I'm not either, Bill.  I'm not sure what the 50% component of stock versus cash, that that would qualify.  But, we'd have to look in it.  Our plan is to maintain that and then over time pay down the $1.4 billion that FNF is borrowing as aggressively as we can, and that will come out of the revolver as well as bank debt.

T. Egan	Okay, but the current plan is to leave those bonds in place and not claw them, right?

G. Scanlon	That's correct.

Moderator	We do have a question from the line of Bobby Groat with Jefferies.

J. Hatcher
This is actually Jon Hatcher.  Many of the questions have been answered, but could you give any more color around your expected timing of debt pay down to get back to your 25% debt-to-cap target?  You kind of hinted at it, but just any kind of —what did you tell the rating agencies from a commitment perspective?  Thank you.

B. Foley	George?

G. Scanlon
Yes, I'll take that, Bill.  I think, as we look at it, it's subject to the timing of closing and everything, but we target to get there about 2015.  As Bill said, we will use excess cash that's available to us out of the new subsidiary to pay down debt as aggressively as we can.  Obviously, the synergies will help drive additional cash savings.  So, we target to get there within about two years.

Moderator	We do have a question from the line of Tony Reiner with Imperial Capital.

T. Reiner
Three quick questions; firstly, can you tell us what the pricing period is, and is there a pricing period for the FNF stock price?  I know there's three days as far as determining whether you're going to change to—if you want to elect to change to more cash and less stock, but is there a pricing period for the FNF stock as far as basing the value of the deal?

G. Scanlon	Well, the FNF stock price will be based on the ten-day trailing average closing price ending prior to the consummation of the deal. I think there may be a two-day window before that.

T. Reiner	So, not only—I mean 2 days prior to signing the deal. You’re talking a ten-day pricing period to figure out the value as far as before the deal closes, just to be specific.

G. Scanlon	I'd have to double check that.

T. Reiner
Secondly, when you say you went through a long and thorough negotiation that was more than 90 days and there was give and take, does that mean that there weren't negotiations with other parties and there wasn't a market check, or this was just a one-on-one negotiation for 90 days that was a give and take?

B. Foley
No, no.  They marketed all the business and piece of the business to several other parties.  So, there's already been a  thorough market check.  However, in order to make sure every box is checked, they have a go-shop period until about July 6 to entertain other bidders.  So, they've done a pretty thorough job of doing their own market check and attempting to sell all or parts of their current businesses.

T. Reiner	So, the go-shop, even though you kind of described to me as you'll explore all options, you kind of already have to a degree. Is that an accurate statement?

B. Foley	We believe they have, but I'm sure they're going to go forward and they're going to make sure that they're open and transparent with regard to other possible bidders.

T. Reiner
Right, understood, and one other thing.  So, just getting back to this whole above the collar point, below the top end, blah, blah, blah, and when we go to slide seven, and it says that LPS gets to participate in the upside, that's actually not accurate.  They only get to participate in the upside above $26.763, right?

G. Scanlon	That's correct.

T. Reiner
Because there's an area where you can change to all cash and they don't participate in the upside until you get to $26.763.  So, that slide isn't exactly accurate in that case, especially you have a third from the top says a price of $26, and you get to a value, or certain value, but that's not potentially correct.

G. Scanlon	Well, we have the flexibility, as we indicated, to change the mix within the collar and below.

T. Reiner	So, shouldn't there be an asterisk by that particular line?

G. Scanlon	Well, I think if you read what we said in the press release, what will be disclosed in the merger agreements and in the proxy, I think you'll get clarification on that.

T. Reiner	No, I understood. It's just an inaccurate slide is my point, or potentially inaccurate slide is my point. Anyway, I appreciate the color. I think it's a fantastic deal, and congratulations. Thank you.

G. Scanlon	Just to clarify your first question. The final price was based on a ten-day average closing price ending and including the third day prior to close.

T. Reiner
So, that's going to be based on, okay, ending, including the third day prior to close.  So, that's going to be the pricing period, which I assume you'll have that spelled out in the merger agreement.  When do we expect the merger agreement to be filed?

G. Scanlon	I think realistically 45 to 60 days, clearly after the go-shop period is concluded.

T. Reiner	No, not the proxy, the actual merger agreement. I'm sorry.

G. Scanlon	...8-K, I think, within 4 days.

T. Reiner	Within four days, got it. Okay, thanks so much. I appreciate it.

Moderator	We do have a question from the line of Geoffrey Dunn with Dowling.com.

G. Dunn	Could you explain the role of the intercompany note that's involved with all this?

G. Scanlon	The $875 million?

G. Dunn	Yes.

G. Scanlon
That's used effectively to get value for the contribution that we're making to ServiceLink, and that's directionally the value of what we're contributing.  The $875 million then will bear an interest rate that will drive cash back up to FNF as a substitute, an enhancement for the unregulated cash flow that we're losing by contributing ServiceLink into the new entity.

G. Dunn
So, from a structured standpoint, it all washes out, for the most part, intercompany, but FNF will be getting the inflow of this note, whereas the Newco will bear the interest of that note including the 20% or the 19% participation based on...?

G. Scanlon	That's correct, Geoff.

Moderator	We do have a question from the line of Greg Smith with Sterne Agee.

G. Smith	Can you just describe the ServiceLink business and where the synergies overlap are with LPS, please?

B. Foley
Sure.  Well, really, ServiceLink is a look-alike to LSI, the division of LPS that does originations and default services.  So, ServiceLink has an origination platform.  They have a loss mitigation platform.  They have a default services platform, although it's much smaller than LPS' business model.

And so, the origination side in terms of refinance from handling refinance transactions from large lenders or multistate lenders is very similar to LSI's platform.  And as a result, there's going to be IT savings.  There's going to be personnel savings.  There's office space savings.  That's going to be one of the largest areas of synergy between the two businesses.  George, anything to add to that?

G. Scanlon
Yes.  I'd say, Bill, it's about a $700 million business for us.  It complements probably about $1.2 billion of their revenues.  So, the combined businesses would be about $2 billion.  So, there's a fairly large expense base to work with, and that's, as Bill said, where we'll focus.

Moderator	We do have a question from the line of Mark Devries with Barclays.

M. Devries	Yes, sorry if I missed this. Could you provide any guidance on what you expect as far as the average funding cost for the $1.4 billion of new debt?

G. Scanlon
Well, Mark, it's going to depend on the ultimate mix of debt.  I mean, obviously, you know the pricing in our revolver, which, I think, is probably directionally there.  We're not prepared right now to disclose the mix of debt.  We're still in conversations with our banks as to how to approach the market, which we'll be doing shortly.  So, I think if you average in our cost of debt, I don't know, 450 points maybe, it's probably a reasonable blend.

And again, the bank debt and the revolver debt will get paid down as aggressively as we can.  We'll supplement that with bonds, which will likely be tied to the maturity of our existing bonds and will be a smaller component of the $1.4 billion that's issued.

M. Devries	Then do you still have a governing covenant that limits your debt to cap at 35%?

G. Scanlon	Yes, we do.

M. Devries	Does that have an impact on if your stock price remains at these levels, how much additional cash you actually could contribute to the deal?

G. Scanlon
Well, it is a cap and as we indicated, our leverage would be at 33%, and that's on a pro forma basis.  The ultimate leverage pre-transaction will depend on what we generate over the next six months or so.  So, it's not inconceivable that FNF's leverage actually comes down in that period of time.

Moderator	We do have a question from the line of Dan Baker with Wells Fargo.

D. Baker
I just wondered about your investment grade rating and if you would be willing to sacrifice that should you need to raise the offer for Lender Processing given that you seem to be at sort of the high end of your debt-to-capital ratio.

G. Scanlon	The investment grade rating is very important to us, and our intention is to preserve that surrounding the financing of this transaction.

Moderator	We do have a question from the line of David Walker with Tracadia I believe.

D. Walker	The only question I had remaining was just a clarification on the guarantee that you'll be providing to the LPS notes. Will that effectively make those notes pari passu with what FNF did?

G. Scanlon	I believe that's the case.

Moderator	We do have a question from the line of Drew Figdor with Tiedemann.

D. Figdor
Yes, I guess I'm just trying to understand whether that's proportionate....  So, at $26.70, between that 5% collar, if you increase the cash percentage from 50% to 75%, or is it a fill or kill, you basically have to do all cash at that level to exercise it, or could you change the value of the consideration just on a proportionate basis?

G. Scanlon	We use any mix that we would like to use.

D. Figdor
So, any mix you add at that time—so, the current ratio is 50% stock and cash, and if you went to 75% cash, it would be at the $33.25 value versus the stock value would imply a deal value of like $34.05.  You could just increase the cash and proportionately decrease the value of the deal.  You don't have to make a fill or kill decision on the entire amount.

G. Scanlon	No.

B. Foley	That's correct.

Moderator	We do have a question from the line of Eric Stein with FSI Group.

E. Stein	Yes, just a couple of questions. On the guarantee that you're providing, is there any fee for that guarantee vis-a-vis your partner Thomas Lee?

B. Foley
Well, we have monitoring fees that are paid up to FNF.  We also have the mirror notes that is coming down from—FNF is actually borrowing the money and using those funds to acquire LPS, and we have a spread on that note.  We have, of course, the 10% interest rate on the intercompany note.  We charge for shared services.

So, there's several fees and related charges that are in place between ourselves and Newco, ourselves being FNF and Newco. And then THL, of course, is paying their 20% or 19% of those fees.

E. Stein
And then if the purchase price goes up because of where your stock price goes up, is there any adjustment to the payment by Thomas Lee, or is that cash portion of their contribution set in the transaction?

B. Foley	Yes, their cash portion is set. It's fixed.

E. Stein	And then finally, on contribution of the business to ServiceLink business, is there an accounting gain that FNF will be recognizing in connection with that?

B. Foley	George?

G. Scanlon	Yes. No, there's no accounting gain associated with that part of the transaction.

Moderator	At this time, there are no further questions in queue. I'll now turn the conference back over to Mr. Foley.

B. Foley
We believe that the acquisition of LPS is a great strategic fit for our company.  This combination will create a larger, broader, more diversified and recurring revenue base for FNF and make us the nation's leading title insurance, mortgage technology and mortgage services provider.  We look forward to creating significant value for our shareholders through this strategic transaction.  Thank you for joining us today.

Moderator	Ladies and gentlemen, that does conclude your conference for today. Thank you for your participation and for using the AT&T Executive Teleconference Service. You may now disconnect.

Important Information Will be Filed with the SEC

FNF plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction.  FNF and LPS plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about FNF, LPS, the transaction and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by FNF and LPS through the web site maintained by the SEC at www.sec.gov or by phone, email or written request by contacting the investor relations department of FNF or LPS at the following:

FNF	LPS
601 Riverside Avenue	601 Riverside Avenue
Jacksonville, FL 32204	Jacksonville, FL 32204
Attention: Investor Relations	Attention: Investor Relations:
904 - 854-8100	904-854-8640
dkmurphy@fnf.com	nancy.murphy@lpsvcs.com

FNF and LPS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding the directors and executive officers of FNF is contained in FNF’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 12, 2013, which are filed with the SEC.  Information regarding LPS’s directors and executive officers is contained in LPS’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 9, 2013, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This press release contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on FNF or LPS management's beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. FNF and LPS undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and stockholder approval and the satisfaction of other conditions to the consummation of the proposed transaction; the ability of FNF to successfully integrate LPS’s operations and employees and realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; FNF’s dependence on distributions from its title insurance underwriters as a main source of cash flow; significant competition that FNF and LPS face; compliance with extensive government regulation; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of FNF’s and LPS’ Form 10-K and other filings with the Securities and Exchange Commission.